XINYINHAI TECHNOLOGY, LTD.
No. 16 Dalian Road, Haping Road
Centralized Industrial Park, Harbin Development Zone
P.R. China 150060

September 16, 2009
VIA EDGAR
Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Xinyinhai Technology, Ltd.
Form 10-K for the fiscal year ended December 31, 2008
File No. 000-51012

Dear Ms. Cvrkel:

I am writing in response to your letter dated September 2, 2009.  We are actively preparing a response to the comment set forth in your letter.  However we will require additional time to provide a complete response.  We expect to file our response on EDGAR no later than September 28, 2009.

Yours.

/s/ Tian Ling

Tian Ling, Chief Executive Officer